Exhibit 99.2

PERDIGÃO S.A.

A Public Company

CNPJ/MF 01.838.723/0001-27

NIRE 35.300.149.947

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358, as amended, and complementary to the corporate restructuring announced to the market, Perdigão S.A. wishes to inform that at a Meeting of the Company’s Board of Directors held on February 4, 2009, approval was given to the merger into the Company of its wholly owned subsidiary, Perdigão Agroindustrial S.A.

The corporate restructuring is to be submitted to the general shareholders’ meetings of the companies involved, the current shareholders of the Company (the incorporating company) not being entitled to withdrawal rights. There will be no increase in the Company’s capital stock as a result of the merger, given the wholly owned nature of the subsidiary concerned.

The Company further informs that pursuant to the ruling of the Brazilian Securities and Exchange Commission — CVM in their official letter Ofício/CVM/SEP/GEA-2/Nº 020/2009, it will take the necessary steps to reverse the integral amortization of goodwill in the gross amount of R$ 1,518,619,000.00, net of the installments booked to the 2008 results earmarked to the acquisition of investments and amortizations with respect to the incorporations in 2008 pursuant to the announcements to the market published on April 11, 2008 and November 27, 2008. Book and tax amortizations will be conducted in accordance with currently prevailing practices.

There will be no change in dividend payout rights or any other shareholder entitlements.

São Paulo, February 11 2009.

Leopoldo Viriato Saboya

CFO and IR Director

Perdigão Companies